

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 30, 2017

Via E-mail
James J. Dolan
Chief Executive Officer
Gordon Pointe Acquisition Corp.
90 Beta Drive
Pittsburgh, PA 15238

> **Re: Gordon Pointe Acquisition Corp.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted November 6, 2017**
> **CIK No. 0001708176**

Dear Mr. Dolan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

4. Private Placement, page F-11

1. We note your response to comment 6. Please provide us your analysis and the basis in accounting for your conclusion that the private placement warrants will classified within equity.

James J. Dolan
Gordon Pointe Acquisition Corp.
November 30, 2017
Page 2

       You may contact Brian McAllister at (202) 551-3341 or Joel Parker, Senior Assistant Chief Accountant, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

                                 Sincerely,

                                 /s/ James Lopez (for)

                                 John Reynolds
                                 Assistant Director
                                 Office of Beverages, Apparel, and Mining

cc: Stephen Cohen, Esq.
       Fox Rothschild LLP